Exhibit 99.2
SALE AND PURCHASE AGREEMENT
March 31, 2009

To:	DKR SoundShore Oasis Holding Fund Ltd. CEDAR DKR Holding Fund Ltd. Chestnut Fund Ltd. 1281 East Main Street, 3rd Floor Stamford, CT 06902-3565 Residence: Cayman Islands

(each a “Seller” and collectively, the “Sellers”)
Dear Sirs
Reference is hereby made to (i) that certain Securities Purchase Agreement dated as of May 15, 2008, by and among Qiao Xing Mobile Communication Co., Ltd., a company incorporated under the laws of the British Virgin Islands (the “Company”), DKR Soundshore Oasis Holding Fund Ltd. (“Oasis”) and CEDAR DKR Holding Fund Ltd. (“Cedar”) (the “2008 Securities Purchase Agreement”), (ii) the Exchange Notes issued to Oasis and Cedar pursuant to the 2008 Securities Purchase Agreement (the “Exchange Notes”), and (iii) the New Notes issued to Oasis pursuant to the 2008 Securities Purchase Agreement (the “New Notes”, and together with the Exchange Notes, the “Notes”).
Each of the Sellers has agreed to sell and Qiao Xing Universal Telephone, Inc. (the “Buyer”) has agreed to purchase the outstanding aggregate principal amount of Notes set forth opposite such Seller’s name in column (3) on the Schedule of Sellers.
In order to implement the foregoing agreement in relation to the Notes, we wish to record the arrangements agreed between us in relation to such sale and purchase:
1.	AGREEMENT TO SELL AND PURCHASE

Each Seller hereby agrees to sell, and the Buyer hereby agrees to purchase, the aggregate principal amount of Notes of the Company set forth opposite such Seller’s name in column (3) on the Schedule of Sellers in accordance with the terms and conditions specified in this Agreement, which aggregate amount for all the Sellers is equal to US$30,000,000, at an aggregate purchase price payable to the Sellers equal to US$24,000,000 (the “Purchase Price”).

2.	COMPLETION

2.1	The Buyer will pay the Purchase Price as follows:

2.1.1	US$7,000,000 on or before the close of business, New York time, on March 25, 2009 (the “First Payment Date”);

2.1.2	US$7,000,000 on or before the close of business, New York time, on April 1, 2009 (the “Second Payment Date”); and

2.1.3	US$10,000,000 on or before the close of business, New York time, on May 1, 2009 (the “Third Payment Date” and together with the First Payment Date and the Second Payment Date, the “Payment Dates”),
each such payment being made by wire transfer of immediately available funds to an account or accounts designated by the Sellers.

2.2	Not later than the close of business, New York time, on the business day next succeeding the Third Payment Date, each Seller shall deliver to the legal counsel of the Buyer a duly executed form of assignment evidencing the transfer of the aggregate principal amount of the Notes as set forth opposite such Seller’s name in column (3) on the Schedule of Sellers from such Seller to the Buyer. The Sellers and the Buyer shall jointly cause the delivery to Qiao Xing Mobile Communication Co., Ltd. of the certificates representing the Notes for the issuance of new certificates representing the Notes to the Sellers and the Buyer in accordance with Section 19 of the Notes.
2.3	For the avoidance of doubt, each Seller will remain the legal and beneficial owner of, and shall be entitled to exercise any and all rights and enjoy all the benefits relating to, the Notes held by such Seller until each Seller has received in full the portion of the Purchase Price relating to its Notes.

3.	REPRESENTATIONS AND WARRANTIES; COVENANTS

3.1	The Buyer represents and warrants to each Seller that:
(a) it is duly incorporated and is validly existing under the laws of the British Virgin Islands with full power and authority to own, lease and operate its properties and conduct its business and is able lawfully to execute and perform its obligations under this Agreement;
(b) this Agreement has been duly authorised by the Buyer and that upon due execution, this Agreement will constitute legal, valid and binding obligations of the Buyer enforceable in accordance with its terms subject to the laws of bankruptcy and other laws affecting the rights of creditors generally;
(c) neither the execution nor the delivery of this Agreement nor the consummation of any of the transactions contemplated hereby shall (i) conflict with or result in a breach of the Memorandum and Articles of Association of the Buyer or any instrument or agreement binding on it or (ii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree, business license or other restriction in any jurisdiction or any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) to which the Buyer is subject or by which any property or asset of the Buyer or any of its subsidiaries is bound or affected; and
(d) neither the Buyer nor any of its subsidiaries is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any person in connection with the execution, delivery and performance by the Buyer of this Agreement in accordance with the terms hereof.

(e) it (i) has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisers in connection with the purchase of the Notes to the extent it deems necessary, (ii) has had the opportunity to review all publicly available records and filings and all other documents concerning Qiao Xing Mobile Communication Co., Ltd. that it considers necessary or appropriate in making an investment decision, (iii) has reviewed all information that it believes is necessary or appropriate in connection with its purchase of the Notes and (iv) has made its own investment decisions based upon its own judgment, due diligence and advice from its advisers as it deemed necessary and not upon any view expressed by the Sellers;
(f) it has such knowledge and experience in financial, business and international investment matters that it is capable of evaluating the merits and risks of purchasing the Notes and is aware that it may be required to bear, and it is able to bear, the economic risk of an investment in the Notes, and is able to sustain a complete loss in connection with its purchase of the Notes;
(g) save for the representations and warranties made by the Sellers under Sections 3.2 and 3.3 below, none of the Sellers nor any of their respective directors, officer or employees has made, and the Buyer has not relied upon, any representation, warranty or condition (express or implied) about, and save for the representations and warranties made by the Sellers under Sections 3.2 and 3.3 below, none of the Sellers nor any of their respective directors, officer or employees shall have any liability or responsibility to the Buyer for, the effectiveness, validity or enforceability of this Agreement or other document entered into in connection with the purchase of the Notes, or the financial condition of Qiao Xing Mobile Communication Co., Ltd., and save for the representations and warranties made by the Sellers under Sections 3.2 and 3.3 below, none of the Sellers nor any of their respective directors, officer or employees owes or shall owe any duty whatsoever to the Buyer in connection with the purchase of the Notes; and
(h) the fair saleable value of the Buyer’s assets exceeds the amount that will be required to be paid on or in respect of its existing debts and other liabilities (including known contingent and off-balance sheet liabilities) as they mature.
3.2	Each Seller represents and warrants to the Buyer that:
(a) it is the sole absolute beneficial owner, with full title guarantee, of the Exchange Notes and/or New Notes to be sold by it under this Agreement and all rights, title and interest therein free and clear of all mortgages, pledges, liens, charges, assignments, security interests, options, equities (including, without limitation, rights of set-off or counterclaim) or other encumbrances of any nature whatsoever;
(b) it is a legal entity and is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization;
(c) it has the power to execute, deliver and perform its obligations under this Agreement and has taken all necessary action to authorize the execution, delivery and performance by it of this Agreement and to consummate all of the transactions contemplated hereby;
(d) upon due execution, this Agreement will constitute its legal, valid and binding obligations, enforceable in accordance with its terms subject to the laws of bankruptcy and other laws affecting the rights of creditors generally; and

(e) neither the execution nor the delivery of this Agreement nor the consummation of any of the transactions contemplated hereby shall conflict with or result in a breach of and/or a conflict with its charter or bylaws or any instrument or agreement binding on it.
3.3	Each of the Sellers and the Buyer represents and warrants to the other party that it is entering into this Agreement in good faith and all actions necessary by the Buyer or any Seller, as the case may be, to complete the sale and purchase of the Notes sold under this Agreement have been taken.

3.4	Each of the above representations and warranties shall be deemed to be repeated by each Seller and the Buyer (as the case may be) as of each Payment Date.

3.5	The Buyer covenants and undertakes that:
(a) The Buyer shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for persons or entities engaged by any Seller) relating to or arising out of the transactions contemplated hereby. The Buyer shall pay, and hold each Seller harmless against, any liability, loss or expense (including, without limitation, reasonable attorney’s fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment.
(b) The Buyer shall, on or before 8:30 a.m., New York City time, on the first Business Day following the execution and delivery of this Agreement, issue a press release reasonably acceptable to the Sellers disclosing all material terms of the transactions contemplated hereby and all other material nonpublic information provided to the Sellers or any of its respective officers, directors, employees or agents (the “Press Release”). The Buyer shall, on or before 8:30 a.m., New York City time, on the second Business Day following the execution and delivery of this Agreement, file a Current Report on Form 6-K describing the terms of the transactions contemplated by this Agreement in the form required by the 1934 Act, and attaching this Agreement as an exhibit to such filing (including all attachments, the “6-K Filing”). From and after the filing of the 6-K Filing, no Seller shall be in possession of any material, nonpublic information received from the Buyer, any of its subsidiaries or any of its officers, directors, employees or agents that is not disclosed in such Press Release and in such 6-K Filing.
4.	NOTICES

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Buyer:
Qiao Xing Universal Telephone, Inc.
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
Facsimile No.: 86-752-2820-298
Telephone No.: 86-752-2820-268
Attn: Rui Lin WU

With a copy to:
Andrew N. Bernstein, P.C.
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Facsimile No.: (303) 770-7332
Telephone No.: (303) 770-7131
Attn.: Andrew N. Bernstein, Esq.
If to a Seller, to its address and facsimile number set forth under column (2) on the Schedule of Sellers,
With a copy to:
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Facsimile No.: (212) 593-5955
Telephone No.: (212) 756-2000
Attn.: Eleazer N. Klein, Esq.
or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set out above) or such other address as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 4.1.

5.	GOVERNING LAW AND JURISDICTION

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Buyer has appointed Andrew N. Bernstein, 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111, as its agent for service of process. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN THE STATE OF NEW YORK, OR, AT OASIS’, CHESTNUT’S AND CEDAR’S SOLE OPTION, IN SUCH OTHER COURT IN WHICH THEY SHALL INITIATE LEGAL OR EQUITABLE PROCEEDINGS AND WHICH HAS SUBJECT MATTER JURISDICTION OVER THE MATTER IN CONTROVERSY. THE BUYER, TO THE EXTENT THAT IT

MAY LAWFULLY DO SO, HEREBY CONSENTS TO THE JURISDICTION OF ALL SUCH COURTS, AS WELL AS TO THE JURISDICTION OF ALL COURTS TO WHICH AN APPEAL MAY BE TAKEN FROM SUCH COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF ANY OF ITS OBLIGATIONS ARISING HEREUNDER OR WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE BUYER EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE AS TO VENUE, INCLUDING, WITHOUT LIMITATION, THE INCONVENIENCE OF SUCH FORUM, IN ANY OF SUCH COURTS.
EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT AND ANY OTHER DOCUMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH. NO PARTY HERETO, NOR ANY ASSIGNEE OF OR SUCCESSOR TO SUCH PARTY, SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER LITIGATION OR PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS ENTERED INTO IN CONNECTION HEREWITH OR THE DEALINGS OR THE RELATIONSHIP BETWEEN OR AMONG THE PARTIES HERETO, OR ANY OF THEM. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS PARAGRAPH HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
6.	MISCELLANEOUS

6.1	This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties; provided that a facsimile signature or a signature transmitted by E-mail shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or E-mailed signature.

6.2	The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

6.3	If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

6.4	This Agreement supersedes all other prior oral or written agreements between the Sellers, the Buyer, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and, except as specifically set forth herein, neither the Buyer nor any Seller makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Buyer and each Seller. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Notes then outstanding.

6.5	This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

6.6	The representations and warranties of the Buyer and the Sellers contained in Section 3 and the respective covenants of the Buyer and the Sellers set forth in Sections 3 and 6 shall survive the Third Payment Date.

6.7	To the extent that the Buyer makes a payment or payments to the Sellers hereunder or the Sellers enforce or exercise their rights hereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Buyer, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.8	Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement shall be paid in United States dollars.

6.9	In consideration of each Seller’s execution and delivery of this Agreement and in addition to all of the Buyer’s other obligations under this Agreement, the Buyer shall defend, protect, indemnify and hold harmless each Seller and its respective shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Seller Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Seller Indemnified Liabilities”), incurred by any Seller Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Buyer in this Agreement or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Buyer in this Agreement or (c) any cause of action, suit or claim brought or made against such Seller Indemnitee by a third party that is not an affiliate of such Seller Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other certificate, instrument or document contemplated hereby. To the extent that the foregoing undertaking by the Buyer may be unenforceable for any reason, the Buyer shall make the maximum contribution to the payment and satisfaction of each of the Seller Indemnified Liabilities which is permissible under applicable law.
Promptly after receipt by a Seller Indemnitee under this Section 6.9 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Seller Indemnified Liability, such Seller Indemnitee shall, if a claim for indemnification in respect thereof is to be made against any indemnifying party under this Section 6.9, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Seller Indemnitee; provided, however, that a Seller Indemnitee shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Seller Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of the Seller Indemnitee, the representation by such counsel of the Seller Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Seller Indemnitee and any other party represented by such counsel in such proceeding. The Seller Indemnitee shall cooperate reasonably with the indemnifying party in connection with any negotiation or defense of any such action or Seller Indemnified Liabilities by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Seller Indemnitee that relates to such action or Seller Indemnified Liabilities. The indemnifying party shall keep the Seller Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Seller Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Seller Indemnitee of a release from all liability in respect to such Seller Indemnified Liabilities or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Seller Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Seller Indemnitee under this Section 6.9, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

The indemnification required by this Section 6.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Seller Indemnified Liabilities are incurred.

The indemnity agreements contained herein shall be in addition to (x) any cause of action or similar right of the Seller Indemnitee against the indemnifying party or others, and (y) any liabilities the indemnifying party may be subject to pursuant to law.

6.10	In consideration of the Buyer’s execution and delivery of this Agreement and in addition to all of the Sellers’ other obligations under this Agreement, each Seller shall defend, protect, indemnify and hold harmless the Buyer and its respective shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Buyer Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Buyer Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Buyer Indemnified Liabilities”), incurred by any Buyer Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Sellers in this Agreement or any other certificate, instrument or document contemplated hereby or thereby and (b) any breach of any covenant, agreement or obligation of the Sellers in this Agreement. To the extent that the foregoing undertaking by the Sellers may be unenforceable for any reason, the Sellers shall make the maximum contribution to the payment and satisfaction of each of the Buyer Indemnified Liabilities which is permissible under applicable law.
Promptly after receipt by a Buyer Indemnitee under this Section 6.10 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Buyer Indemnified Liability, such Buyer Indemnitee shall, if a claim for indemnification in respect thereof is to be made against any indemnifying party under this Section 6.10, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Buyer Indemnitee; provided, however, that a Buyer Indemnitee shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Buyer Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of the Buyer Indemnitee, the representation by such counsel of the Buyer Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Buyer Indemnitee and any other party represented by such counsel in such proceeding. The Buyer Indemnitee shall cooperate reasonably with the indemnifying party in connection with any negotiation or defense of any such action or Buyer Indemnified Liabilities by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Buyer Indemnitee that relates to such action or Buyer Indemnified Liabilities. The indemnifying party shall keep the Buyer Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Buyer Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Buyer Indemnitee of a release from all liability in respect to such Buyer Indemnified Liabilities or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Buyer Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Buyer Indemnitee under this Section 6.10, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.
The indemnification required by this Section 6.10 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Buyer Indemnified Liabilities are incurred.

The indemnity agreements contained herein shall be in addition to (x) any cause of action or similar right of the Buyer Indemnitee against the indemnifying party or others, and (y) any liabilities the indemnifying party may be subject to pursuant to law.
Please confirm that this Agreement correctly sets out the arrangements agreed between us.
[SIGNATURE PAGES AND SCHEDULE OF SELLERS FOLLOW]

Yours faithfully, Qiao Xing Universal Telephone, Inc.
By:	/s/ RUI LIN WU
	Name:	Rui Lin WU
	Title:	Chairman

We confirm that this Agreement correctly sets out the arrangements agreed between us.
DKR SoundShore Oasis Holding Fund Ltd.

By:	/s/ MARK A. HADDAD
	Name:	Mark A. Haddad
	Title:	Director

CEDAR DKR Holding Fund Ltd.
By:	/s/ MARK A. HADDAD
	Name:	Mark A. Haddad
	Title:	Director

Chestnut Fund Ltd.
By:	/s/ MARK A. HADDAD
	Name:	Mark A. Haddad
	Title:	Director

SCHEDULE OF SELLERS

(1)	(2)	(3)	(4)	(5)
		Principal	Aggregate Purchase	Legal Representative’s
Seller	Address and Facsimile Number	Amount of Notes	Price for Notes	Address and Facsimile Number

DKR SoundShore Oasis Holding Fund Ltd.	1281 East Main Street, 3rd Floor Stamford, CT 06902-3565 Attention: Mark A. Haddad and Barbara Burger Facsimile: (203) 674-4735 Telephone: (203) 324-8367 Residence: Cayman Islands	US$19,135,472.64	US$15,308,378.12	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer N. Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

CEDAR DKR Holding Fund Ltd.	1281 East Main Street, 3rd Floor Stamford, CT 06902-3565 Attention: Mark A. Haddad and Barbara Burger Facsimile: (203) 674-4735 Telephone: (203) 324-8367 Residence: Cayman Islands	US$1,140,437.38	US$912,349.89	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer N. Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

Chestnut Fund Ltd.	1281 East Main Street, 3rd Floor Stamford, CT 06902-3565 Attention: Mark A. Haddad and Barbara Burger Facsimile: (203) 674-4735 Telephone: (203) 324-8367 Residence: Cayman Islands	US$9,724,089.98	US$7,779,271.99	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer N. Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376